INVITATION TO SHAREHOLDERS
On behalf of our Board of Directors, management and employees, we invite you to attend the annual and special meeting of shareholders of Hydrogenics Corporation at 1:00 p.m. (Toronto time) on Tuesday, May 6, 2008 at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.
The items of business to be considered at this meeting are described in the enclosed Notice of Annual and Special Meeting and Proxy Circular. No matter how many shares you hold, your participation at this meeting is very important. If you are unable to attend the meeting in person, we encourage you to vote by following the instructions included on the enclosed proxy form and returning the completed form in the envelope provided.
We hope you will take the time to review the enclosed proxy circular in which we discuss a number of initiatives we have undertaken this year. During the meeting, we will review the business of the Company and our plans for future growth.
We look forward to answering your questions and hope you will accept this invitation to meet the directors and executives of your Company.
We look forward to seeing you at the meeting.
Sincerely,

Norman Seagram	Daryl Wilson
Chairman of the Board of Directors	President and Chief Executive Officer

March 10, 2008

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The annual and special meeting of shareholders of Hydrogenics Corporation (the “Company” or “Hydrogenics”) will commence at 1:00 p.m. (Toronto time) on Tuesday, May 6, 2008 at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, Canada.
The meeting will have the following purposes:
1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2007, together with the report of the auditors on those statements;

2.	to reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration;

3.	to elect directors for the ensuing year;

4.	to consider and, if deemed appropriate, adopt, with or without variation, a special resolution (the full text of which is reproduced as Appendix A to the accompanying proxy circular) approving an amendment to the Company’s articles of incorporation to consolidate its issued and outstanding common shares on the basis of a ratio within the range of one post-consolidation common share for every five pre-consolidation common shares to one post-consolidation common share for every 10 pre-consolidation common shares, with the ratio to be selected and implemented by the Board of Directors in its sole discretion, if at all, at any time prior to March 10, 2009;

5.	to confirm an amendment to By-Law No. 4 of the Company; and

6.	to transact such other business as may properly be brought before the meeting.
The accompanying proxy circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.
Shareholders who cannot attend the meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario M1S 0A1 no later than 5:00 p.m. (Toronto time) on Friday, May 2, 2008 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting.
By the order of the Board of Directors,
(signed)
Lawrence Davis
Chief Financial Officer and Corporate Secretary
Toronto, March 10, 2008

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS
We are providing this circular and proxy materials to you in connection with the annual and special meeting of shareholders of Hydrogenics Corporation (“Hydrogenics” or the “Company”) on May 6, 2008 (the “Meeting”). As a shareholder, you are invited to attend the Meeting. If you are unable to attend, you may still vote.
This proxy circular describes the items to be voted on at the Meeting and the voting process, and provides information about executive compensation, our corporate governance practices and other matters.
Please see the “Solicitation of Proxies and Voting Instructions” section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.
In this proxy circular, unless the context otherwise requires, all references to “we”, “us” and “our” refer to Hydrogenics and its subsidiaries. Unless otherwise indicated, all amounts in this circular are in U.S. dollars and information is as of March 10, 2008.
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS
The information contained in this management proxy circular is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of Hydrogenics (and of voting instructions in the case of non-registered owners of Shares) to be used at the Meeting, and at all adjournments and postponements of the Meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Company. The solicitation of proxies and voting instructions by this circular is being made by or on behalf of the management of the Company. The total cost of the solicitation of proxies will be borne by the Company. The information contained in this circular is given as at March 10, 2008, except where otherwise noted.
Registered Owners
If you are a registered owner of Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxyholder and vote your Shares at the Meeting. If you wish to attend the Meeting, do not complete or return the enclosed form of proxy because you will vote in person at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), when you arrive at the Meeting.
Appointment of Proxies
If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of management of the Company and are officers of the Company. You have the right to appoint someone else to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Company.
To be valid, proxies must be deposited with CIBC Mellon at P.O. Box 721, Agincourt, Ontario M1S 0A1 or sent via fax to (416) 368-2502 not later than 5:00 p.m. (Toronto time) on May 2, 2008 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.
Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived by the Board of Directors in its discretion without notice.
Revocation
If you have submitted a proxy and later wish to revoke it, you can do so by:
(a)	completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b)	depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement of the Meeting; or

(c)	following any other procedure that is permitted by law.
Voting of Proxies
In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote or withhold from voting your Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of any direction, your Shares will be voted by the management representatives FOR the appointment of the auditors, FOR the election of directors, FOR the proposed share consolidation and FOR the amendment to By-Law No. 4, as indicated under those headings in this circular.
The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting. At the date of this circular, management of the Company knows of no such amendments or other matters.
Non-registered Owners
If your Shares are registered in the name of a depository (such as The Canadian Depository for Securities Limited) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.
Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. If you are a non-registered owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the Meeting.
In accordance with the Canada Business Corporations Act (“CBCA”) and Canadian securities law, the Company has distributed copies of the notice of meeting, this management proxy circular and the 2007 annual report (collectively, the “meeting materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the meeting materials to non-registered owners.
If you are a non-registered owner and have not waived your right to receive meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive:
(1) Request for Voting Instructions
If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the Meeting.
If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting. You (or the other person) must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.
- or -

(2) Form of Proxy
The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Shares beneficially owned by you. Otherwise, the form of proxy is uncompleted.
If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above.
If you wish to attend the Meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be deposited with CIBC Mellon at P.O. Box 721, Agincourt, Ontario M1S 0A1 or sent via fax to (416) 368-2502 not later than 5:00 p.m. (Toronto time) on May 2, 2008 or, if the Meeting is adjourned or postponed, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. You must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.
You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.
Revocation
If you have submitted a proxy and later wish to revoke it, you can do so by:
(a)	completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b)	depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement of the Meeting; or

(c)	following any other procedure that is permitted by law.
VOTING SHARES
Each holder of Shares of record at the close of business on March 10, 2008, the record date established for notice of the Meeting and for voting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held.
As of March 10, 2008, the Company had 91,765,686 Shares outstanding. To the knowledge of our directors and officers, as of March 10, 2008, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to our outstanding Shares other than:
•	General Motors Corporation (“General Motors”), which owns 11,346,006 Shares, representing 12.4% of our outstanding Shares.

BUSINESS OF THE MEETING
Financial Statements
Our consolidated financial statements for the year ended December 31, 2007 are included in our 2007 Annual Report, which was mailed to shareholders together with this proxy circular. The consolidated financial statements and the auditors’ report on those financial statements will be submitted to shareholders at the Meeting but no vote is required in respect of the financial statements, nor will one be taken.
Appointment of Auditors
Based upon the recommendation of the Audit Committee, our Board of Directors proposes that PricewaterhouseCoopers LLP (“PwC”) be reappointed as our auditors for the ensuing year, at a remuneration to be determined by the Audit Committee. Consistent with emerging governance standards and pursuant to its charter, the Audit Committee has reviewed the nature and amount of audit and non-audit services provided by PwC to ensure auditor independence.
To be effective, this resolution must be passed by a majority of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting. The management representatives designated in the enclosed form of proxy intend to vote FOR the re-appointment of PwC as auditors of the Company, to hold office until the next annual meeting and to authorize the Audit Committee to fix the auditors’ remuneration. PwC has served as auditor of the Company since 2000.
Fees payable to PwC for the years ended December 31, 2007 and 2006 were as set out below.
Audit Fees
In 2007 and 2006, PwC charged us audit fees totalling, Cdn. $661,247 and Cdn. $530,000, respectively. In 2007 and 2006, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.
Audit-Related Fees
In 2007 and 2006, PwC charged us audit-related fees of Cdn. $43,832 and Cdn. $38,430, respectively. In 2007 and 2006, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.
Tax Fees
In 2007 and 2006, PwC charged us tax fees of Cdn. $16,677 and Cdn. $13,239, respectively. In 2007 and 2006, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.
All Other Fees
In 2007 and 2006, PwC charged us other fees of Cdn. $23,219 and Cdn. $64,719, respectively. In 2007, these fees related to advisory services related to the windup of our fuel cell test equipment business. In 2006, these fees related transfer pricing consultation.

Election of Directors
Under the Articles of the Company, our Board of Directors consists of a minimum of three members and a maximum of twelve members; the number of directors within such range is to be determined by our Board from time to time. Our Board has determined that the number of directors of the Company shall be fixed at seven, effective from the date of the Meeting, and the number of directors to be elected at the Meeting shall be seven.
The following table provides background information on the seven nominee directors proposed to be elected. All of the nominees, except Mr. Harry J. Gnacke, have been directors of the Company since the dates indicated below. Mr. William A. Szkodzinski is currently a director and the General Motors nominee, but has decided not to stand for re-election after two years of dedicated service. Pursuant to our strategic alliance with General Motors, General Motors is entitled to nominate one director to be included in the slate of directors that is presented to shareholders for approval at the Meeting. Mr. Gnacke will be the General Motors nominee. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Norman M. Seagram, Chairman Director since: 2000 Shares held:(1) 35,696 Stock options:(2) 61,900 DSUs held: 161,273	Norman M. Seagram was reappointed as Chairman of our Board of Directors in September 2007. Mr. Seagram served in this position from July 2000 to December 2006, and since that time held the position of Lead Director during Pierre Rivard’s tenure as Executive Chairman of the Company. Mr. Seagram was President of Sportsco International LP from February 2001 to March 2003. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company that he had previously served for 24 years in a variety of senior management positions. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is Chair of the Human Resources and Compensation Committee and sits on the Nomination and Corporate Governance Committee and the Audit Committee. Mr. Seagram resides in Ontario, Canada.

Douglas S. Alexander Director since: 2006 Shares held: 24,972 Stock options held: nil DSUs held: 73,965	Douglas S. Alexander joined our Board of Directors in May 2006. Mr. Alexander has served as Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander is currently Lead Director and Chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy Systems Corporation from 2003 to January 2005. From 1999 to 2004 Mr. Alexander was executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is Chair of our Audit Committee and sits on our Human Resources and Compensation Committee. Mr. Alexander resides in Ontario, Canada.

Michael Cardiff Director since: 2007 Shares held: nil Stock options held: nil DSUs held: 5,261	Michael Cardiff joined our Board of Directors in November 2007. Currently, he is serving as the CEO of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group, Burntsand Corporation, and Software Growth Inc. He has also served as a director of Husky Injection Molding Systems, Solcorp, Visible Genetics and Spectra Security Software Visible Decisions. Mr. Cardiff received many awards including “A Canadian Export Life Time Achievement Award”. In 1998, he was named one of Canada’s “Top 40 Under 40” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of the Institute of Corporate Directors. Mr. Cardiff resides in Ontario, Canada.

Joseph Cargnelli Director since: 1996 Shares held: 4,902,500 Stock options held: nil DSUs held: nil	Joseph Cargnelli is one of our founders and served as a director from January 1996 to January 2005. In connection with the acquisition of Stuart Energy Systems Corporation, Mr. Cargnelli agreed to resign his seat as a director to accommodate the appointment to our Board of three Stuart Energy Systems Corporation nominees. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President, Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli is a member of the Professional Engineers of Ontario. Mr. Cargnelli resides in Ontario, Canada.

Harry J. Gnacke Director since: N/A	Henry J. Gnacke is currently Executive Director, Global Purchasing Supply chain at General Motors. He is responsible for fuel cell propulsion systems and General Motors’ E-Flex programs. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors, including several international assignments in the Middle East, Asia and Europe. Mr. Gnacke is the nominee of General Motors in connection with our strategic alliance with General Motors. Mr. Gnacke resides in Michigan, U.S.A.

V. James Sardo Director since: 2003 Shares held: 20,000 Stock options: 24,000 DSUs held: 53,282	V. James Sardo joined our Board of Directors in May 2003. Mr. Sardo is a corporate director. Mr. Sardo has served as a director of New Flyer Industries Inc., North America’s largest manufacturer of city buses, since 2005 and as a director of Sonnen Energy, a solar integration company, since 2007. Mr. Sardo has also served on a number of other public company boards. From 2004 to 2007, he was a trustee of Union Waterheater Income Trust, a director of Royal Group Technologies and a director and Chairman of Countryside Power. Mr. Sardo also served as a director of Custom Direct Income Fund from 2003 to 2007. Prior to these appointments, Mr. Sardo held senior leadership positions at Royal Group Technologies Limited, Moore Corporation Limited, SMK Speedy International Inc., Amre Inc. and SNE Inc. Mr. Sardo is a member of the Institute of Corporate Directors. Mr. Sardo resides in Ontario, Canada.

Daryl Wilson Director since: 2006 Shares held: 100,000 Stock options: 439,100 DSUs held: nil	Daryl Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., Toyota and Dofasco Inc. Mr. Wilson resides in Ontario, Canada.

Notes:

(1)	“Shares held” refers to the number of Shares over which direction or control is exercised by the director as at March 10, 2008.

(2)	“Stock options” refers to the number of stock options held by the director as at March 10, 2008.

Proposed Share Consolidation
On March 7, 2008, our Board of Directors approved the submission to shareholders of the special resolution set forth in Appendix A hereto. Shareholders are being asked to consider, and if thought fit, approve the special resolution approving an amendment to the Company’s articles of incorporation to consolidate its issued and outstanding common shares (the “Share Consolidation”). If the special resolution is approved, our Board of Directors will have the authority, in its sole discretion, to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation Share for every five pre-consolidation Shares and no larger than one post-consolidation Share for every 10 pre-consolidation Shares, and (ii) the number of pre-consolidation Shares in the ratio must be a whole number of Shares. Subject to the approval of the Toronto Stock Exchange (“TSX”), approval of the special resolution by holders of Shares would give the Board of Directors authority to implement the Share Consolidation at any time prior to March 10, 2009. In addition, notwithstanding approval of the proposed Share Consolidation by shareholders, the Board of Directors, in its sole discretion, may revoke the special resolution, and abandon the Share Consolidation without further approval or action by or prior notice to shareholders.
The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related information, are described below.
Background to and reasons for the Share Consolidation
The Shares are currently quoted on the TSX and the Nasdaq Global Market (“NASDAQ”). In order for the Shares to continue to be quoted on the NASDAQ, the Company must satisfy various listing maintenance standards established by NASDAQ. Among other things, the Shares must have a minimum bid price of at least $1.00 per Share.
On February 19, 2008, the Company received a letter from the Nasdaq Stock Market indicating the Company was not in compliance with its requirements for continued listing because, for the previous 30 consecutive business days, the bid price of the Shares had closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). If compliance is not achieved by August 18, 2008, NASDAQ staff will notify the Company that the Shares will be delisted from the NASDAQ.
If the Company cannot demonstrate such compliance by August 18, 2008 (compliance must be demonstrated for a minimum of 10 consecutive business days), the Company expects to receive the delisting notice shortly thereafter. Upon receipt of the delisting notice, the Company currently intends to appeal staff’s determination to the Nasdaq Listings Qualifications Panel (the “Hearing Panel”), on the grounds that the Company intends to consolidate the issued and outstanding Shares, subject to receipt of all necessary approvals, and that such consolidation should allow the minimum $1.00 bid price requirement to be met.
The Company’s request for a hearing will stay the delisting, pending a decision by the Hearing Panel. If the Company loses its appeal or is unable to come into compliance with the NASDAQ requirements within such time as may be allowed by the Hearing Panel, the Shares may be transferred to the Nasdaq Capital Market if the Company satisfies all criteria for the Shares to be included on such market other than compliance with the Minimum Bid Price Rule. In the event of such a transfer, the Company would be provided an additional 180 calendar days to comply with the Minimum Bid Price Rule while on the Nasdaq Capital Market.
The Board of Directors has considered the potential adverse effects to the Company of a delisting from the NASDAQ and has determined that a Share Consolidation may be the best way of maintaining compliance with NASDAQ’s Minimum Bid Price Rule. Accordingly, the Board of Directors recommends that shareholders approve the Share Consolidation. The exact number of Shares of the Company to be consolidated is to be determined by the Board of Directors of the Company before the Share Consolidation is effective, and the Company will issue a news release announcing the ratio as determined by the Board of Directors.
In addition to being able to maintain a broader market for the Company’s Shares with a listing on the NASDAQ, our Board of Directors also believes that the Share Consolidation may have a number of other benefits for the Company and its shareholders:

•	Greater investor interest — a higher post-consolidation Share price could help generate interest in the Company among investors, as a higher anticipated Share price may meet investing guidelines for certain institutional investors and investment funds that are currently prevented under their investing guidelines from investing in the Shares at current price levels;
•	Reduction of shareholder transaction costs — shareholders may benefit from relatively lower trading costs associated with a higher Share price. It is likely that many investors pay commissions based on the number of Shares traded when they buy or sell Shares. If the Share price were higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the Share price is lower; and
•	Improved trading liquidity — the combination of potentially lower transaction costs and increased interest from investors could ultimately improve the trading liquidity of the Shares.
The Company cannot assure you that it will be able to maintain its NASDAQ listing after the Share Consolidation is effected or that the market price per Share after the Share Consolidation will exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time.
Our Board of Directors believes that shareholder approval of a range of potential consolidation ratios (rather than a single consolidation ratio) would provide the Board of Directors with maximum flexibility to achieve the desired results of the Share Consolidation. If the special resolution is approved, the Share Consolidation would be implemented, if at all, only upon a determination by our Board of Directors that it is in the best interests of the Company and its shareholders at that time. In connection with any determination to implement a consolidation, our Board of Directors will set the timing for such consolidation and select the specific ratio from within the range of ratios set forth in the special resolution. The Board of Directors’ selection of the specific ratio would be based primarily on the price level of the Shares at that time and the expected stability of that price level. Currently, our Board of Directors believes that an initial post-consolidation Share price in the range of $3.00 to $6.00 per Share would be an appropriate initial price level for the Shares. However, the Board of Directors may, in its sole discretion, select a ratio from within the range set forth in the special resolution that would be expected to result in an initial post-consolidation Share price that is above or below this range. No further action on the part of shareholders would be required in order for the Board of Directors to implement the Share Consolidation.
If our Board of Directors does not implement the Share Consolidation before March 10, 2009, the authority granted by the special resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect. The special resolution also authorizes the Board of Directors to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so. The Board of Directors would exercise this right if it determined that the Share Consolidation was no longer in the best interests of the Company and its shareholders. No further approval or action by or prior notice to shareholders would be required in order for the Board of Directors to abandon the Share Consolidation.

Certain risks associated with the Share Consolidation
The Company’s total market capitalization immediately after the proposed consolidation may be lower than immediately before the proposed consolidation.
There are numerous factors and contingencies that could affect the Share price following the Share Consolidation, including the status of the market for the Shares at the time, the Company’s reported results of operations in future periods, and general economic, geopolitical, stock market and industry conditions.
A decline in the market price of the Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a consolidation, and the liquidity of the Shares could be adversely affected following such a consolidation.
If the Share Consolidation is implemented and the market price of the Shares declines, the percentage decline may be greater than would occur in the absence of the consolidation. The market price of the Shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of Shares outstanding. Furthermore, the liquidity of the Shares could be adversely affected by the reduced number of Shares that would be outstanding after the Share Consolidation.
The consolidation may result in some shareholders owning “odd lots” of less than 100 Shares on a post-consolidation basis which may be more difficult to sell, or require greater transaction costs per Share to sell.
The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per Share to sell, than Shares in “board lots” of even multiples of 100 Shares.
No Fractional Shares to be Issued
No fractional Shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number.
Principal Effects of the Share Consolidation
If approved and implemented, the Share Consolidation will occur simultaneously for all of the Shares and the consolidation ratio will be the same for all of such Shares. The consolidation will affect all shareholders uniformly. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Shares that will result from the Share Consolidation will cause no change in the capital attributable to the Shares and will not materially affect any shareholders’ percentage ownership in the Company, even though such ownership will be represented by a smaller number of Shares.
In addition, the Share Consolidation will not affect any shareholder’s proportionate voting rights. Each Share outstanding after the Share Consolidation will be entitled to one vote and will be fully paid and non-assessable.
The principal effects of the consolidation will be that:
•	Reduction in number of Shares outstanding — the number of Shares issued and outstanding will be reduced from approximately 91,765,686 Shares as of March 10, 2008 to between approximately 9,176,569 and 18,353,137 Shares, depending on the ratio selected by our Board of Directors; and

•	Reduction in number of Shares reserved for issuance under Stock Option Plan — the number of Shares reserved for issuance under the Company’s stock option plan will be reduced proportionately based on the consolidation ratio selected by our Board of Directors.

Effect on Non-registered Shareholders
Non-registered shareholders holding their Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Company for registered shareholders. If you hold your Shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.
Effect on Share Certificates
If the proposed Share Consolidation is approved by shareholders and implemented, registered shareholders will be required to exchange their share certificates representing pre-consolidation Shares for new share certificates representing post-consolidation Shares. Following the announcement by the Company of the consolidation ratio selected by our Board of Directors and the effective date of the Share Consolidation, registered shareholders will be sent a letter of transmittal from the Company’s transfer agent, CIBC Mellon, as soon as practicable after the effective date of the Share Consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation Shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-consolidation Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-consolidation Shares will be deemed for all purposes to represent the number of whole post-consolidation Shares, to which the holder is entitled as a result of the Share Consolidation.
Shareholders should not destroy any share certificate(s) and should not submit any share certificate(s) until requested to do so.
Procedure for Implementing the Share Consolidation
If the special resolution is approved by shareholders and our Board of Directors decides to implement the Share Consolidation, the Company will promptly file articles of amendment with the Director under the CBCA in the form prescribed by the CBCA to amend the Company’s articles of incorporation. The Share Consolidation will become effective on the date shown in the certificate of amendment issued by the Director under the CBCA or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to March 10, 2009.
No Dissent Rights
Under the CBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.
The text of the special resolution, which will be submitted to shareholders at the Meeting, is set forth in Appendix A to this proxy circular. For the reasons indicated above, our Board of Directors and management of the Company believe that the proposed Share Consolidation may be in the best interests of the Company and its shareholders and, accordingly, recommend that shareholders vote FOR the special resolution. To be effective the Share Consolidation must be approved by not less than two-thirds of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting. The management representatives designated in the enclosed form of proxy intend to vote in favour of the special resolution attached as Appendix A hereto.

Amendment to By-Law No. 4
By-Law No. 4 of the Company was adopted on September 11, 2000 and provided that a quorum for shareholders’ meetings was holders of at least a majority of the outstanding shares of the Company entitled to vote at the meeting present in person or represented by proxy.
Given the increasingly broad shareholder base of the Company and the historically limited shareholder participation in the governance of the Company, our Board of Directors approved, by a resolution effective March 7, 2008, an amendment to Section 5.04 of By-Law No. 4 in relation to the quorum requirement for the transaction of business at shareholders’ meetings. The amendment provides that Section 5.04 of By-Law No. 4 be deleted in its entirety and replaced by the following:
5.04 Quorum. A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person or represented by proxy holding in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to vote at the meeting.
The Company believes that this amendment is in line with Canadian public companies and consistent with corporate governance best practices. The amendment will facilitate shareholder participation in the Company as it will benefit those shareholders who decide to be active in the Company by voting their Shares and allow management of the Company to decrease the time and financial resources spent soliciting shareholder votes simply to provide the requisite quorum.
The amendment to By-Law No. 4 is currently in effect and will remain in effect provided it is confirmed by shareholders of the Company. Shareholders are being asked to pass the resolution set forth in Appendix B to this circular to confirm the amendment to By-Law No. 4. To be effective, this resolution must be passed by a majority of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting. The management representatives designated in the enclosed form of proxy intend to vote FOR the resolution attached as Appendix B hereto.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS
Our Board has an Audit Committee, a Human Resources and Compensation Committee and a Nomination and Corporate Governance Committee. The information presented below reflects Board and committee meetings held and the attendance of directors for the year ended December 31, 2007.
Summary of Board and Committee Meetings Held

Board of Directors	9
Audit Committee	6
Human Resources and Compensation Committee	4
Nomination and Corporate Governance Committee	5
Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended
Douglas Alexander(1)	9 of 9	10 of 10
Michael Cardiff(2)	1 of 1	0 of 0
Joseph Cargnelli	9 of 9	0 of 0
Frank Colvin(3)	9 of 9	4 of 4
V. James Sardo(4)	8 of 9	8 of 9
Norman M. Seagram(5)	9 of 9	14 of 15
William A. Szkodzinski	9 of 9	0 of 0
Hugo Vandenborre(6)	9 of 9	5 of 5
Daryl Wilson	6 of 6	0 of 0

Attendance %	98.6%	95.3%

Notes:

(1)	Chair of the Audit Committee, and member of the Human Resources and Compensation Committee.

(2)	Mr. Cardiff joined the Board of Directors in November 2007.

(3)	Member of the Human Resources and Compensation Committee.

(4)	Chair of the Nomination and Corporate Governance Committee and a member of the Audit Committee.

(5)	Chairman of the Board of Directors, Chair of the Human Resources and Compensation Committee, and a member of each of the Audit Committee and the Nomination and Corporate Governance Committee.

(6)	Member of the Nomination and Corporate Governance Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Our Board of Directors has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the Company. Our Board shares the belief that its role is to act in the best interests of the Company. The focus of the Board is to provide objective, prudent guidance to our management. Through management, the Board ensures that appropriate processes are in place and are operating effectively and being monitored. The Board’s responsibility to shareholders is demonstrated by its commitment to effective corporate governance and disclosure.
Our Board of Directors understands that strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations. The Board, through the Nomination and Corporate Governance Committee, continues to monitor governance reforms and implement changes to our governance practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 (“SOX”), any new rules issued by the United States Securities and Exchange Commission (“SEC”), the NASDAQ, the Canadian Securities Administrators (the “CSA”), the TSX, other applicable regulatory authorities, and industry best practice.
A majority of the Company’s directors are “independent”. The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. The Board considers Douglas Alexander, Michael Cardiff, V. James Sardo, and Norman M. Seagram to be independent directors. The Board of Directors does not consider Joseph Cargnelli, William A. Szkodzinski or Daryl Wilson to be independent directors. The Board considers Daryl Wilson to be related by virtue of his being President and CEO of the Company and Joseph Cargnelli to be related by virtue of his being Chief Technology Officer of the Company. William A. Szkodzinski is also considered to be related by virtue of his employment with General Motors, which is a significant shareholder of the Company. See background information regarding each of our directors under the heading “Business of the Meeting — Election of Directors” for information regarding the boards of other issuers on which they presently act as directors and “Board of Directors Meetings Held and Attendance of Directors” for the attendance record of each director for all Board and committee meetings held since the beginning of the most recently completed financial year.
In order to facilitate open and candid discussions among independent directors, independent directors meet at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members. In addition, from time to time, the independent directors will have a special meeting with only independent directors. In 2007 there were six in camera meetings and no special meeting with only independent directors.
Board Mandate
The Board of Directors has adopted a written mandate for the Board (the “Mandate of the Board of Directors”) to confirm and enhance the Board of Directors’ ongoing duty and responsibility for stewardship of the Company. The Mandate of the Board of Directors is set forth in Appendix C. The Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors generally discharges its responsibilities either directly or through the Audit Committee, Human Resources and Compensation Committee or the Nomination and Corporate Governance Committee. Specific responsibilities of the Board of Directors set out in the Mandate of the Board of Directors include:
•	Appointing Management — including approval of the Chief Executive Officer and the Chief Financial Officer, the compensation of the CEO and the oversight of succession planning programs;

•	Strategic Planning — including the review and approval of the Company’s business, financial and strategic plans on at least an annual basis;

•	Monitoring of Financial Performance — including the review of the Company’s ongoing financial performance and results of operations and review and approval of the Company’s audited and interim financial statements and management’s discussion and analysis of financial conditions and results of operations (“MD&A”);

•	Risk Management — including the identification of the Company’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

•	Establishing Policies and Procedures — including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality;

•	Communication and Reporting — including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments; and

•	Other Responsibilities — including those related to position descriptions, orientation and continuing education, nomination of directors and Board evaluations and matters in respect of any disposition, material commitment or venture, or significant expenditure in either monetary or business terms.
Position Descriptions
In conjunction with the succession planning process undertaken by the Board in 2006 and the resulting appointment of a new President and CEO in December 2006, the Board approved position descriptions for each of the CEO, Lead Director and Executive Chairman. Earlier in 2006, the Board had approved position descriptions for the Chairs of the Board committees. The Nomination and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding these position descriptions and, together with the Human Resources and Compensation Committee, the position description for the Chief Executive Officer.
The Chairman of the Board of Directors is responsible for the functioning of the Board including, among other things, determining the agenda for each meeting of the Board of Directors, ensuring that directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior management.
Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as liaison between the committee and the Board.
The CEO is responsible for, among other things, overseeing the day-to-day business affairs of the Company, recommending to the Board the strategic plan and annual business plan and budgets and supervising senior management.
Orientation and Continuing Education
Pursuant to the Mandate of the Board of Directors, it is the responsibility of the Board to provide an orientation program for new directors and ongoing educational opportunities for all directors. The Board of Directors, upon the recommendation of the Nomination and Corporate Governance Committee, adopted a written policy on director orientation and continuing education (the “Board Education Policy”). Under the Board Education Policy, newly appointed directors attend an orientation session designed to familiarize them with the Company’s business and operations (including the Company’s reporting structure, strategic plans, significant financial, accounting and risk issues, and compliance programs and policies), management and external auditors. New directors will also have an opportunity to meet with management and other members of the Board of Directors to familiarize themselves with the business of the Company and their responsibilities as members of the Board of Directors. New directors are also provided with a manual containing, among other things, a record of historical public information as well as copies of the Mandate of the Board of Directors and the committees’ charters and corporate policies. Under the Board Education Policy, the Board will from time to time arrange for presentations by key personnel or qualified outside consultants concerning topics relating to the Company’s business, changes to the Company’s legal and regulatory framework and corporate and Board governance. The Board also encourages directors to attend external continuing education programs designed for directors of public companies and offers some financial support in this regard.
Ethical Business Conduct
The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behaviour of our directors, officers and employees. The Code also includes provisions required by SOX that are applicable to our Chief Executive Officer, Chief Financial Officer and other senior financial officers. The Board, through the Nomination and Corporate Governance Committee, oversees compliance with the Code. Any deviations from or amendments to the Code will be publicly disclosed. The Code is accessible on our investor relations web page at www.hydrogenics.com.
Nomination of Directors
The Board has a Nomination and Corporate Governance Committee composed entirely of independent directors. See the Nomination and Corporate Governance Committee charter at Appendix D for a description of the responsibilities, powers and operation of the Nomination and Corporate Governance Committee.
Annually, the Nomination and Corporate Governance Committee assesses the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors in order to add value to the Company, and the competencies, skills and personal qualities of existing directors. Based on this assessment, the Nomination and Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Nomination and Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.
Report of the Nomination and Corporate Governance Committee
The Nomination and Corporate Governance Committee ensures that the Company develops and implements an effective and efficient approach to corporate governance. The primary objective of the committee is to ensure that the Company’s business and affairs are carried out in a transparent manner that will enhance shareholder value. The committee assesses the effectiveness of the Company’s corporate governance and, where appropriate, makes recommendations with respect to the implementation, development and modification of our corporate governance processes to enhance Board effectiveness. The committee also proposes nominations to the Board for approval by the Board.
In 2007, the Nomination and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:
•	monitored and reviewed emerging SOX, NASDAQ, TSX and CSA corporate governance standards, which resulted in the implementation of additional governance initiatives;

•	reviewed its own charter, which can be found in Appendix D to this proxy circular, in the context of emerging corporate governance best practices;

•	completed an annual Board effectiveness survey, including assessments of the Board and Board committees and the contributions of individual directors;

•	reviewed the size and composition of the Board and committees to ensure that directors continue to have the appropriate expertise and background to support corporate strategy and operations; and

•	prepared nomination recommendations in respect of the Board for approval by shareholders.

The Nomination and Corporate Governance Committee met five times in 2007. The Nomination and Corporate Governance Committee is satisfied that it has fulfilled its charter to the best of its ability during the year ended December 31, 2007.
Compensation
The Board has a Human Resources and Compensation Committee composed entirely of independent directors. See the Human Resources and Compensation Committee charter at Appendix D for a description of the responsibilities, powers and operation of the Human Resources and Compensation Committee.
Report of the Human Resources and Compensation Committee
The Human Resources and Compensation Committee ensures that the Company has a plan for the continuity of its officers and an executive compensation plan that is motivational and competitive, which will attract, retain and inspire executive management and other key personnel. In fulfilling its charter, the committee’s role includes reviewing and reporting to the Board on: human resource planning, including the terms of the compensation packages provided to the Company’s employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Company’s stock option plan, deferred compensation plan and restricted share unit plan and reviews and makes recommendations to the Board regarding the annual compensation of non-employee directors.
In respect of 2007, the Human Resources and Compensation Committee:
•	reviewed our approach to compensation for our employees, officers and directors;

•	reviewed and approved incentive bonus awards and the salary for each officer of the Company;

•	reviewed and approved stock option awards;

•	recommended the 2008 performance incentive plan for our officers; and

•	engaged the services of an independent external consultant to provide advice and expertise regarding director and executive compensation.
The Human Resources and Compensation Committee met four times in 2007. The Human Resources and Compensation Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2007.
Other Committees
Disclosure Committee
The Disclosure Committee was formed in November 2002. The committee’s membership includes the President and Chief Executive Officer, Chief Financial Officer and other members of senior management. The primary purpose of the committee is to establish, maintain, review and evaluate our disclosure controls and procedures, consider the materiality of information and ensure compliance with disclosure obligations on a timely basis. The committee also supports the executive officers certifying under SOX and facilitates the procedures whereby all material information that could be required to be disclosed is accumulated, verified and communicated to the committee, senior management and our Board in a timely manner.
Assessments
The Nomination and Corporate Governance Committee is responsible for supervising the assessment of the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors, for evaluating the performance of the Chairman of the Board, the Chair of each committee and the performance and contribution of individual directors, and in 2007, for the performance of the Executive Chair and Lead Director of the Board, positions held by Pierre Rivard and Norman Seagram, respectively, during the period from December 2006 to September 2007. The process involves the Nomination and Corporate Governance Committee assigning the task of conducting an annual survey of directors (with respect to their views on the effectiveness of the Board of Directors, the Lead Director or Chairman of the Board, each committee of the Board and its Chair and individual directors) to a third party consultant who is independent of the Board of Directors. The form of the survey is approved by the Nomination and Corporate Governance Committee. The results of the survey are communicated in writing by the consultant to the Chairman of the Board and the Chairman then reports the overall results and the Chairman’s recommendations to the Board. The Chairman also meets in person or by telephone with each Board member to confidentially discuss his peer evaluation. The Chairman also meets with the Chair of the Nomination and Corporate Governance Committee to review the results of the survey prior to the Nomination and Corporate Governance Committee meeting to finalize its recommendations for Board and committee nominations. The Chair of the Nomination and Corporate Governance Committee meets with the Chairman of the Board to discuss the Chairman’s performance assessment.
Expectations of Management
The Board expects management to manage the business effectively in accordance with the strategic plan and policy directions approved by the Board. Management is expected to fully inform the Board of its performance in relation to these plans and of any events that may affect these plans, and propose remedial or alternative actions to the Board.
Communications Policy
In response to the Regulation on Fair Disclosure promulgated by the SEC, as well as other related regulatory initiatives, we have adopted a Communications and Disclosure Policy (the “Policy”), which reflects our commitment to providing timely and accurate corporate information to investors, including shareholders, and to the general public. The Policy requires prompt general disclosure of any material information and sets out the procedures to be followed in communicating with investors, analysts and the media, including analyst conferences via webcast over the Internet. The Policy is accessible on our investor relations web page at www.hydrogenics.com. Inquiries from shareholders are responded to by our President and CEO, Chief Financial Officer or other appropriate officers of the Company. We maintain regular communication with the financial and investment community through industry analyst briefings by our Chief Executive Officer and Chief Financial Officer on at least a quarterly basis. Our quarterly earnings conference calls are webcast over the Internet and are accessible for a limited period of time on our investor relations web page at www.hydrogenics.com.
Director Share Ownership Guidelines
We have established director share ownership guidelines that require each of our directors to hold Shares or deferred share units (“DSUs”) equal to five times the director’s annual cash retainer within three years of initial appointment.
Contemporaneously with the adoption of the DSU Plan, the Board also established new ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSU equal to five times the director’s annual cash retainer within three years of initial appointment. The General Motors nominee on the Board is not required to comply with these guidelines. Until recently, all applicable directors met these minimum share ownership requirements, however, given the recent decline in the Company’s price for its Common Shares, certain members do not currently comply. Accordingly, the Board has provided a period of twelve months within which all directors must be compliant.

Whistleblower Procedures
We have implemented specific whistleblower procedures to facilitate the confidential, anonymous reporting by employees of any concerns or complaints regarding accounting, internal controls and auditing matters. A copy of these procedures is posted on our investor relations web page at www.hydrogenics.com.

AUDIT COMMITTEE REPORT
Our Board of Directors has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance. The Audit Committee regularly meets in camera to review management’s financial stewardship. The Audit Committee consists entirely of unrelated and independent directors.
During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:
•	reviewed and discussed with management and the auditors the audited annual consolidated financial statements and MD&A;

•	discussed with the external auditors all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the external auditors’ independence; and

•	received written disclosure from the external auditors as recommended by The Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.
Based on this information, the Audit Committee recommended to the Board that the consolidated audited financial statements and MD&A be included in the annual report to shareholders.
During the past year, the Audit Committee also took the following measures:
•	reviewed the performance of the external auditors and recommended reappointment of the external auditors for shareholders’ approval;

•	reviewed the independence and qualification of the external auditors based on the external auditors’ disclosure of its relationships with the Company;

•	approved the audit and non-audit fees paid to the external auditors;

•	ensured that all services to be provided by the auditors are approved in advance by the committee or are approved by the Chair of the committee and subsequently reported to the committee as a whole in the following meeting of the committee, all in accordance with the external Auditors’ Pre-approval Policy;

•	reviewed with the external auditors and management the overall scope and plans of the annual audit;

•	reviewed with management and the external auditors the interim quarterly financial statements, including a discussion with the external auditors of matters that are required to be disclosed under generally accepted auditing standards;

•	reviewed with management and the auditors all financial information and financial statements contained in our annual information form (“AIF”), our Form 40-F, and our management proxy circular, in each case prior to publication;

•	reviewed with management our investment policy;

•	met with management and the external auditors to discuss and review the Company’s control environment and culture, and the Company’s program to maintain SOX Section 404 compliance;

•	reviewed our overall risk management strategy;

•	met regularly in camera with the internal and external auditors; and

•	reviewed procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. These procedures can be found on the Company’s investor relations web page at www.hydrogenics.com.
The Audit Committee met six times in 2007. The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2007.
Additional information concerning the Audit Committee, including the relevant education and experience of its members is disclosed in the Company’s AIF dated March 7, 2008 under the heading “Directors & Officers — Audit Committee”.
(Signed) Douglas Alexander
Chair, Audit Committee

COMPENSATION OF EXECUTIVE OFFICERS
As the Company reports its financial results in U.S. dollars, the following report on executive compensation is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the Canadian dollar is the currency in which the Named Executive Officers are paid.
Summary Compensation Table
The following table provides a summary of compensation earned during the last three financial years by: (a) the President and CEO; (b) CFO; (c) the Company’s three most highly compensated executive officers who served as executive officers at the end of the financial year ended December 31, 2007; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer at the end of the fiscal year ended December 31, 2007 (the “Named Executive Officers”). Individuals in item (d) are indicated with an asterisk in the table below.

						Long-term
						Compensation
		Annual Compensation				Awards(1)
					Other Annual	Securities Under	All Other
		Salary	Bonus		Compensation(2)	Options	Compensation
Name and Principal Position	Year	($)	($)		($)	(#)	($)
Daryl Wilson,(3)	2007	369,262	73,852		Nil	439,100	Nil
President & Chief Executive Officer	2006	21,432	Nil		Nil	225,000	Nil
	2005	—	—		—	—	—

Lawrence Davis,(4)	2007	233,710	81,799	(5)	Nil	277,900	Nil
Chief Financial Officer	2006	220,425	33,066		Nil	105,370	Nil
	2005	164,936	Nil		Nil	165,000	33,000	(6)

Salil Munjal,*(7)	2007	194,159	81,799	(8)	Nil	250,100	403,150	(9)
Vice President, Corporate	2006	198,395	33,066		Nil	86,210	Nil
Development, General Counsel	2005	67,558	Nil		Nil	100,000	53,414	(10)
and Corporate Secretary

John Werderman,*(11)	2007	202,308	32,719	(12)	Nil	198,800	200,990	(13)
Vice President, Sales and Marketing	2006	138,461	31,545		Nil	150,000	25,000	(14)
	2005	—	—		—	—	—

Wido Westbroek,(15)	2007	158,090	49,378		Nil	68,700	Nil
Vice President and General Manager	2006	25,728	19,920		Nil	75,000	15,936	(16)
	2005	—	—		Nil	—	—

Joseph Cargnelli,	2007	191,642	81,799	(17)	Nil	Nil	Nil
Chief Technology Officer	2006	180,760	33,066		Nil	Nil	Nil
	2005	168,460	Nil		Nil	Nil	Nil

Jennifer Barber,(18)	2007	88,870	32,719	(19)	Nil	64,500	Nil
Vice President, Finance and	2006	127,845	13,226		Nil	25,400	Nil
Corporate Controller	2005	110,938	12,326		Nil	25,000	Nil

Notes:

(1)	The Company has not granted any units subject to resale restrictions, stock appreciation rights or long-term incentive plan payouts.

(2)	Benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.

(3)	Mr. Wilson was appointed President and CEO on December 8, 2006. The terms of his employment, including compensation, are set out in “Compensation of Executive Officers — Termination of Employment, Change in Responsibilities and Employment Contracts”.

(4)	Mr. Davis joined the Company on April 1, 2005.

(5)	2007 was a transitional and challenging period for the Company with the appointment of a new CEO and, as such, certain key employees were awarded retention bonuses (“Retention Bonus”) in anticipation of this period. On November 16, 2006, Mr. Davis was awarded a Retention Bonus of Cdn. $125,000, of which Cdn. $37,500 was paid in February 2007 and Cdn. $87,500 was paid in February 2008.

(6)	This amount was paid to Mr. Davis as a hiring bonus.

(7)	Mr. Munjal joined the Company on August 22, 2005 and left the Company on November 30, 2007

(8)	On November 16, 2006, Mr. Munjal was awarded a Retention Bonus of Cdn. $125,000, of which Cdn. $37,500 was paid in February 2007 and Cdn. $87,500 was paid in November 2007 pursuant to Mr. Munjal’s termination arrangements.

(9)	This amount includes the amounts paid to Mr. Munjal pursuant to his contract as consideration for his termination without cause. See “Compensation of Executive Officers — Termination of Employment, Change in Responsibilities and Employment Contracts”.

(10)	This amount was paid to Mr. Munjal as a hiring bonus.

(11)	Mr. Werderman joined the Company on February 20, 2006 and left the Company on December 31, 2007.

(12)	In addition to Mr. Werderman’s performance-related bonus, on November 16, 2006, Mr. Werderman was awarded a Retention Bonus of Cdn. $50,000, of which Cdn. $15,000 was paid in February 2007 and Cdn. $35,000 was paid in December 2007 pursuant to Mr. Werderman’s termination arrangements.

(13)	This amount includes the amounts paid to Mr. Werderman pursuant to his contract as consideration for his termination without cause. See “Compensation of Executive Officers — Termination of Employment, Change in Responsibilities and Employment Contracts”.

(14)	This amount was paid to Mr. Werderman as a hiring bonus.

(15)	Mr. Westbroek joined the Company on July 12, 2006.

(16)	This amount was paid to Mr. Westbroek as a hiring bonus.

(17)	On November 16, 2006, Mr. Cargnelli was awarded a Retention Bonus of Cdn. $125,000, of which Cdn. $37,500 was paid in February 2007 and Cdn. $87,500 was paid in February 2008.

(18)	Ms. Barber was on maternity leave from December 11, 2006 until June 10, 2007.

(19)	On November 16, 2006, Ms. Barber was awarded a Retention Bonus of Cdn. $50,000, of which Cdn. $15,000 was paid in February 2007 and Cdn. $35,000 was paid in February 2008.

The following table details information with respect to the grant of options by the Company to the Named Executive Officers during the financial year ended December 31, 2007.
Option Grants during the most recently Completed Financial Year

				Market Value
		% of Total		of Securities
	Securities	Options Granted to		Underlying Options
	Under Options	Employees	Exercise or	on the Date of
	Granted(1)	in Financial	Base Price	Grant	Expiration
Name	(#)	Year	(Cdn. $/Security)	(Cdn. $/Security)	Date
Daryl Wilson	214,100	13%	1.17	1.17	March 22, 2017
Lawrence Davis	277,900	17%	1.17	1.17	March 22, 2017
Salil Munjal	250,100	15%	1.17	1.17	March 22, 2017
John Werderman	198,800	12%	1.17	1.17	March 22, 2017
Wido Westbroek	68,700	4%	1.17	1.17	March 22, 2017
Joseph Cargnelli	Nil	0%	N/A	N/A	N/A
Jennifer Barber	64,500	4%	1.17	1.17	March 22, 2017
Note:

(1)	All options were granted under the Company’s stock option plan. All options are for the purchase of Shares and are for a maximum term of 10 years.

Aggregated Option Exercises During the Most Recently
Completed Financial Year and Financial Year-end Option Values
The following table summarizes for each of the Named Executive Officers referred to in the Summary Compensation Table the number of Shares covered by options exercised during the fiscal year ended December 31, 2007, if any, the aggregate value realized upon exercise, if any, and the total number of Shares covered by unexercised options held at December 31, 2007. The value of unexercised in-the-money options at December 31, 2007 represents the difference between the aggregate estimated fair market value of the Shares issuable upon exercise of the option and the aggregate exercise price of the option. The fair market value of the Shares at the close of trading on the TSX on December 31, 2007 was Cdn. $0.94 per Share. These values, unlike the amounts set forth in the column “Aggregate Value Realized”, have not been, and may never be, realized. The options have not been, and may never be, exercised. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

Value of
Unexercised
			Unexercised	in-the-Money
			Options	Options
	Securities	Aggregate	At FY-End	at FY-End
	Acquired on	Value	(#)	(Cdn. $)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	(Cdn. $)	Unexercisable	Unexercisable
Daryl Wilson	Nil	N/A	112,500/326,600	Nil/Nil
Lawrence Davis	Nil	N/A	159,202/389,068	Nil/Nil
Salil Munjal	Nil	N/A	107,328/328,982	Nil/Nil
John Werderman	Nil	N/A	39,064/309,736	Nil/Nil
Wido Westbroek	Nil	N/A	23,438/120,262	Nil/Nil
Joseph Cargnelli	Nil	N/A	N/A	N/A
Jennifer Barber	Nil	N/A	32,264/88,186	Nil/Nil
Termination of Employment, Change in Responsibilities and Employment Contracts
On December 8, 2006, we entered into an employment agreement with Daryl Wilson. Mr. Wilson’s agreement provides for a base salary of Cdn. $395,000, subject to annual review. This agreement also provides for payments of varying amounts not exceeding 18 months’ salary and bonus in lieu of notice if Mr. Wilson is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, Mr. Wilson will be entitled to receive payments of varying amounts not exceeding 18 months’ salary and bonus. This amount is equal to a maximum of approximately Cdn. $888,750 based on Mr. Wilson’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Wilson will immediately vest upon termination without cause or termination resulting from a change of control of the Company.
On February 21, 2005, we entered into an employment agreement with Lawrence Davis. Mr. Davis’ agreement is for an initial term of two years, with automatic two year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. The agreement provides for a base salary of Cdn. $250,000 subject to annual review. On January 16, 2008, Mr. Davis’ employment agreement was amended to provide for payments of varying amounts not exceeding 18 months’ salary and bonus in lieu of notice if Mr. Davis is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, Mr. Davis will be entitled to receive payments of varying amounts not exceeding 18 months’ salary and bonus. This amount is equal to a maximum of approximately Cdn. $506,250 based on Mr. Davis’ current compensation. The amended agreement also provides that all outstanding stock options held by Mr. Davis will immediately vest upon termination without cause or termination resulting from a change of control of the Company.
On August 22, 2005, we entered into an employment agreement with Salil Munjal. Mr. Munjal’s agreement provided for a base salary of Cdn. $225,000, subject to annual review. This agreement also provided for payments of varying amounts not exceeding 18 months’ salary and bonus in lieu of notice if Mr. Munjal is terminated without cause from his position at any time during the term of the agreement. The agreement also provided that all outstanding stock options held by Mr. Munjal will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Munjal was terminated without cause in November 2007 and was paid Cdn. $403,150. In accordance with Mr. Munjal’s termination arrangements, Mr. Munjal’s existing stock options shall continue to vest until June 30, 2009 in accordance with the terms of the grants and he will have 90 days after June 30, 2009 within which to exercise any options that are vested as of that date, after which any unexercised stock options will be cancelled.
On February 20, 2006, we entered into an employment agreement with John Werderman. Mr. Werderman’s agreement provided for a base salary of Cdn. $215,000, subject to annual review. This agreement also provided for payments of varying amounts not exceeding 12 months’ salary and bonus in lieu of notice, if Mr. Werderman is terminated without cause from his position at any time during the term of the agreement. The agreement also provided that all outstanding stock options held by Mr. Werderman will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Werderman was terminated without cause in December 2007 and was paid Cdn. $215,000. In accordance with Mr. Werderman’s termination arrangements, Mr. Werderman’s existing stock options shall continue to vest until December 31, 2008 in accordance with the terms of the grants and he will have 90 days after December 31, 2008 within which to exercise any options that are vested as of that date, after which any unexercised stock options will be cancelled.
On July 12, 2006, we entered into an employment agreement with Wido Westbroek. Mr. Westbroek’s agreement provided for a base salary of 115,000 euros, subject to annual review. On January 16, 2008, Mr. Westbroek’s employment agreement was amended to increase his base salary to 126,500 euros. The amended agreement also provides for payments of varying amounts not exceeding 12 months’ salary and bonus in lieu of notice, and costs associated with relocating back to Canada, if Mr. Westbroek is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, Mr. Westbroek will be entitled to receive payments of varying amounts not exceeding 12 months’ salary and bonus, and costs associated with relocating back to Canada. This amount is equal to a maximum of approximately 126,500 euros plus costs associated with relocation based on Mr. Westbroek’s current compensation. The amended agreement also provides that all outstanding stock options held by Mr. Westbroek will immediately vest upon termination without cause or termination resulting from a change of control of the Company.
On April 16, 2001, we entered into an employment agreement with Joseph Cargnelli. Mr. Cargnelli’s agreement was for an initial term of two years, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. This agreement also provides for payments of varying amounts not exceeding 24 months’ salary and bonus in lieu of notice if Mr. Cargnelli is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, Mr. Cargnelli will be entitled to receive payments of varying amounts not exceeding 24 months’ salary and bonus. This amount is equal to a maximum of approximately Cdn. $615,000 based on Mr. Cargnelli’s current compensation.
On May 16, 2005, we entered into an employment agreement with Jennifer Barber. Ms. Barber’s agreement provides for a base salary of Cdn. $135,000, subject to annual review. This agreement also provides for payments of varying amounts not exceeding 12 months’ salary in lieu of notice, if Ms. Barber is terminated without cause from her position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, Ms. Barber will be entitled to receive payments of varying amounts not exceeding 12 months’ salary. This amount is equal to a maximum of approximately Cdn. $145,000 based on Ms. Barber’s current compensation. The agreement also provides that all outstanding stock options held by Ms. Barber will immediately vest upon termination without cause or termination resulting from a change of control of the Company.

Composition of Compensation Committee
The following individuals served as the members of the Human Resources and Compensation Committee as at December 31, 2007:
Norman Seagram, Chair
Douglas Alexander
Frank Colvin
Each member of the Human Resources and Compensation Committee is independent under tests established by legal and stock exchange requirements to which the Company is subject. None of the members of the Human Resources and Compensation Committee is an officer, employee or former officer or employee of the Company or any of its affiliates or is eligible to participate in the Company’s executive compensation program.

REPORT ON EXECUTIVE COMPENSATION
The Human Resources and Compensation Committee administers our executive compensation program for executive officers, including the Named Executive Officers discussed in the “Summary Compensation Table” above. The committee has primary responsibility for determining executive remuneration and for the design and review of our compensation plans. In fulfilling this role, the committee seeks to:
•	provide total compensation that is closely linked to the Company’s performance and to individual performance;

•	align the interests of the Company’s executive officers with those of its shareholders through potential stock ownership; and

•	ensure that compensation and benefits are at levels such that the Company is able to attract and retain the caliber of executives and officers it needs to achieve its desired growth and performance targets.
Our executive compensation program has three principal components: salary, annual incentives (which are paid in cash) and long-term, equity-based incentives. Each of the components has specified objectives. The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution. The objectives of the annual incentive bonuses are to reward achievement of short-term financial performance and milestones and focus on key activities and achievements critical to the success of the Company. Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders and is in the form of stock options and restricted share units linking the executives’ long-term compensation directly to the appreciation in the price of our Shares.
2007 Compensation
In reviewing and recommending executive compensation in 2007, the Human Resources and Compensation Committee examined the base salary, annual incentive bonus and long-term incentive components individually and as part of a total compensation package.
The Human Resources and Compensation Committee engaged Mercer Human Resource Consulting (“Mercer”) to provide specific support to the committee in determining compensation for the Company’s officers and directors during the most recently completed fiscal year.
Decisions made by the Human Resources and Compensation Committee are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.
In respect of compensation, the Human Resources and Compensation Committee uses as a guideline that each officer’s compensation package be in the 50th percentile of each component (base salary, annual incentives, long-term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group of companies. If needed, adjustments are made to reflect market trends, individual performance, the executive’s role in the organization, and level of experience. This approach allows us to differentiate salaries that reflect a range of experience and performance levels among executives. This determines how the Committee sets the salaries of the CEO and other senior executives.
The comparator group of companies referred to above includes publicly listed hydrogen and fuel cell systems companies as well as technology companies of comparable size, complexity, market capitalization and revenue. With respect to the compensation levels of executive officers, other than the President and Chief Executive Officer, recommendations were submitted by the CEO for review, discussion and amendment by the committee. Compensation for the President and Chief Executive Officer was determined solely by the committee.
In all cases, compensation was determined with reference to the financial and strategic imperatives of the Company, the responsibilities of the position, the performance of the incumbent, the competitive marketplace for qualified executive talent and the compensation practices of the comparator group companies in the hydrogen and fuel cell systems sector.

External competitiveness was measured against other Canadian and U.S. organizations to ensure that overall compensation was appropriate in terms of the responsibilities of executive positions in a public company.
In 2004, we introduced a new performance incentive plan in which the Named Executive Officers as well as other key managers and employees participate. This incentive was developed to support the achievement of key financial, strategic and other business objectives. Pursuant to this plan, payouts of annual incentive bonuses are determined based on the attainment of a matrix of corporate, business unit and individual goals. We continued with this approach in 2007. For the Chief Executive Officer and Chief Financial Officer, annual incentive awards are determined respectively, entirely and substantially on corporate performance. For those executives who have specific responsibility for a particular business unit, annual incentives are based on both that business unit’s performance and overall corporate performance. For those executives in a corporate role annual incentives are determined with reference to both overall corporate performance and achievement of individual objectives. In 2007, corporate objectives included financial targets for revenue, growth, sustainability, product cost reductions, practical quality improvement, organizational effectiveness and development.
CEO Compensation
The compensation package of the Chief Executive Officer is recommended by the Human Resources and Compensation Committee and approved by the Board of Directors. The Chief Executive Officer’s compensation package consists of base salary and annual incentives as described above. Mr. Wilson’s salary is Cdn. $395,000. Mr. Wilson’s salary and annual incentive level is targeted at the 50th percentile of the comparator group of companies including publicly listed hydrogen and fuel cell systems developers and manufacturers and also technology companies of comparable size, complexity and market capitalization. Mr. Wilson’s target bonus is 50% of base salary and is based entirely on corporate performance objectives set for the year, as more particularly described above.
The committee continues to consider how best to link compensation with the Company’s annual and long-term strategic and financial objectives and align executives’ and directors’ interests with those of shareholders, with the ultimate goal of improving shareholder value.
Stock Options
Our stock option plan allows the Human Resources and Compensation Committee to grant directors, officers, eligible employees and consultants of the Company options to acquire Shares. The purpose of the stock option plan is to align the incentives of our employees, management and directors with the results realized by shareholders, while providing competitive compensation arrangements that reward the creation of shareholder value over the long term. In 2004, the Human Resources and Compensation Committee reviewed our approach to directors’ compensation. As a result of this review, and in order to better align the interests of non-employee directors with the interests of our shareholders, we established the deferred share unit plan (the “DSU Plan”) in 2004 and determined not to grant additional options to directors.
The stock option plan provides that options will expire no later than 10 years from the grant date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options will have an exercise price per share of not less than the closing price of the Shares on the TSX on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over four years with one quarter of the option grant vesting each year.
Issuances of options under the stock option plan are subject to the several restrictions. No more than 10% of the Shares outstanding immediately prior to an issuance, less the number of Shares issued pursuant to the exercise of options during the preceding year, may be issued under the stock option plan in any one year period. In addition, the number of Shares reserved for issuance pursuant to options granted to any one person cannot exceed 5% of the outstanding Shares.

Additional restrictions govern the issuance of options to insiders of the Company. The aggregate number of Shares reserved for issuance pursuant to options granted to insiders cannot exceed 10% of the outstanding Shares. Further, within any one year period, insiders may not, in the aggregate, be issued a number of Shares which exceeds 10% of the outstanding issue and no individual insider may be issued a number of Shares that exceeds 5% of the outstanding issue.
In 2007, we asked shareholders to approve changes to the amendment procedures to the stock option plan to clarify that shareholder approval is not required for certain amendments to the plan, except for the following types of amendments: (i) increasing the number of Shares reserved for issuance under the stock option plan; (ii) reducing the exercise price of an option except appropriate reductions in connection with a subdivision or consolidation of Shares or similar capital reorganization or payment of a stock dividend or an amalgamation, combination or other reorganization involving the Company; (iii) extending the term of an option beyond the expiry date or beyond 10 years from its grant date (except where an expiry date would have occurred within a blackout period of the Company); (iv) extending the participation of non-employee directors and non-consultants in the stock option plan; (v) permitting options to be transferred other than by testate or intestate succession (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the stock option plan reserve; (vii) permitting awards, other than options, to be made under the stock option plan; or (viii) pursuant to the Company’s bylaws or the rules or policies of any exchange, that require shareholder approval. We also asked shareholders to approve an amendment to the stock option plan to provide that when an option otherwise would have expired during a blackout period imposed under the Company’s insider trading policy (including any period during which an individual is restricted from trading because he or she has material non-public information), the expiry date will be the tenth business day following the expiry of the blackout period. These amendments were approved by the shareholders.
Currently there are 12,000,000 Shares reserved for issuance under the stock option plan representing approximately 13% of the total number of issued and outstanding Shares.
As at December 31, 2007, the Company had 6,932,303 stock options outstanding. As of March 1, 2008, 2,563,337 stock options remain available for grant, and a net total of 6,932,303 stock options have been granted to participants in the stock option plan, with the underlying Shares representing approximately 7.5% of the total number of issued and outstanding Shares, taking into account options that have been forfeited or cancelled. Since the stock option plan was adopted, options exercised resulted in the issuance of 2,504,360 Shares as of March 1, 2008.
If an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability, vested options may be exercised for 180 days (or, if earlier to the end of the term) and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated without cause or by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, in its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board; provided that the Board may not authorize the exercise of an option beyond 10 years from the date of grant, excluding any automatic extension for an expiry date which falls in a blackout period.
Options are non-transferable.
The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the Company, a sale of all or substantially all of the assets of the Company or a dissolution or liquidation of the Company. The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of Shares that may be acquired on the exercise of any options or the exercise price in the event that the Company effects a subdivision or consolidation of the Shares, any similar capital reorganization, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the Company, or upon any amalgamation, continuation, reorganization involving the Company, by exchange of Shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

The foregoing report is submitted by the Human Resources and Compensation Committee:
Norman Seagram (Chair)
Douglas Alexander
Frank Colvin
Performance Graph
The following graph compares the cumulative shareholder return on our Shares (assuming Cdn. $100 invested) to the cumulative total return of each of the TSX Composite Index and the NASDAQ Composite Index during the period commencing on October 31, 2000 (the date our Shares began trading on the TSX and NASDAQ) and ending on December 31, 2007. The closing price of our Shares on the TSX on December 31, 2007 was Cdn. $0.94.
COMPARISON OF CUMULATIVE TOTAL RETURN
Compensation of Directors
In 2007, each of our directors (other than the Lead Director) who is considered “independent” was paid an annual fee of $12,000 for his services as a director and an attendance fee of $1,000 for each Board or committee meeting attended. Each committee chair received an additional attendance fee of $500 for each committee meeting attended. The Vice Chair is also eligible to receive 12,000 euros in addition to the annual fee. Our Chairman of the board was paid an annual fee of $25,000 for his services and an attendance fee of $1,500 for each Board meeting attended. The Executive Chairman, appointed December 8, 2006 and resigned September 1, 2007, received a fee of Cdn. $48,206 for serving as Chairman and an additional Cdn. $197,115 for employment related compensation. All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.
Deferred Share Units
We established the DSU Plan and new director ownership guidelines in 2004, in an effort to better align the interests of non-employee directors with the interests of our shareholders by linking annual short-term incentive awards to the future value of the Shares. Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the independent director. At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the Shares represented by the DSUs or at the option of the Company, that number of Shares purchased by the Company that is equal to the market value of the Shares represented by the DSUs. As a result of the implementation of the DSU Plan, directors were not eligible to receive additional awards of stock options. Further, the DSU Plan provides for the following annual DSU grants to independent directors: independent director — $24,000 equivalent in DSUs; Chair of the Corporate Governance Committee — $29,000 equivalent in DSUs; Chair of the Audit Committee — $34,000 equivalent in DSUs; Chair of the Human Resources & Compensation Committee — $34,000 equivalent in DSUs; and Lead Director/Chairman of the Board of Directors — $39,000 equivalent in DSUs.
Contemporaneously with the adoption of the DSU Plan, the Board also established new ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to five times the director’s annual cash retainer within three years of initial appointment.
Restricted Share Units
On March 7, 2008, our Board of Directors, on the recommendation of the Human Resources and Compensation Committee, adopted the restricted share unit plan (the “RSU Plan”). The RSU Plan is meant to complement the stock option plan and the DSU Plan, and to allow the Company to offer, through combinations of these equity-based incentive programs, optimal alignment of the interests of directors, management and certain employees of the Company and its affiliates to that of its shareholders. The Human Resources and Compensation Committee believes that this new plan, together with the award of stock options under the Company’s long-term incentive plan and the DSU Plan provide a total compensation package that is well aligned with shareholder interests.
The RSU Plan is designed to retain certain employees of the Company and its affiliates, allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Company and its shareholders.
The RSU Plan provides for grants of restricted share units (“RSUs”) to certain employees (each a “participant”) of the Company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Compensation Committee may take into account such milestones and criteria it determines at the time of grant. An RSU is a right to receive the cash equivalent of a Share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on Shares, each participant’s RSU account is credited with additional RSUs (a “dividend RSU”) equal to a fraction where the numerator is the product of: (a) the number of RSUs credited to the participant on the date the dividends are paid, and (b) the dividend paid per Share, and the denominator, which is the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the date on which dividends are paid.
Unless otherwise determined by the Board of Directors, with the input of the Human Resources and Compensation Committee, each RSU vests on a date no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted, as is determined in our Board’s discretion. RSUs are redeemed within 30 days following the vesting date, by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU.
If a participant dies, or his or her employment is terminated by the Company without cause, prior to the vesting date, then a pro rata portion of RSUs credited to the participant will vest immediately prior to the date of the participant’s death or termination of employment. If the employment of a participant is terminated by resignation of the participant or for cause prior to the vesting date, the participant forfeits all rights to the RSUs that have not vested. Notwithstanding the foregoing, if a participant’s employment is terminated without cause or for constructive termination, within six months following a change of control of the Company, all of that participant’s RSUs vest immediately prior to the termination date.

RSUs are non-assignable. The Board of Directors determines, with the input of the Human Resources and Compensation Committee, which employees will be granted RSUs; the time or times when RSUs will be granted; the number of RSUs to be granted; and the date or dates on which RSUs will vest. The Human Resources and Compensation Committee administers the RSU Plan, including: interpreting any provisions of the RSU Plan; making recommendations to the Board of Directors concerning the determination of which employees are eligible participate in the RSU Plan and the number of RSUs to be credited to each participant’s RSU account; and, generally, taking such other actions in connection with the administration of the RSU Plan that it deems necessary or advisable.
The Board may from time to time amend or suspend the RSU Plan in whole or in part and may at any time terminate the RSU Plan without prior notice. However, except as expressly set forth in the RSU Plan, no such amendment, suspension, or termination may adversely affect the RSUs previously granted to a participant at the time of such amendment, suspension or termination, without the consent of the affected participant. If the Board of Directors terminates or suspends the RSU Plan, no new RSUs will be credited to a participant’s account, provided that the Board of Directors may elect to credit a participant’s account with dividend RSUs after the date of termination or during the period of suspension, as applicable.
EQUITY COMPENSATION PLAN INFORMATION

Number of securities
remaining available for future
issuance under equity
compensation plans
	Number of securities to be		(excluding securities which
	issued upon exercise of	Weighted-average exercise	may be issued in connection
	outstanding options,	price of outstanding	with outstanding options,
Plan category	warrants and rights	options, warrants and rights	warrants and rights)
Equity compensation plans approved by shareholders	6,932,303	Cdn. $4.05	4,333,740

Equity compensation plans not approved by shareholders	N/A	N/A	N/A

Total	6,932,303	Cdn. $4.05	4,333,740
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at March 10, 2008, none of our current directors or executive officers are indebted to the Company.

OTHER INFORMATION
Directors’ and Officers’ Liability Insurance
The Company has purchased liability insurance for the benefit of itself and the directors and officers of the Company and certain subsidiaries. Protection is provided to directors and officers for wrongful acts, including any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any director or officer in his or her insured capacity. The insurance coverage has an annual policy limit of $20 million plus an additional $10 million available to directors and officers exclusively for non-indemnifiable claims. There is a deductible per claim of $500,000 for each indemnifiable securities claim and $250,000 for any other claim against the Company. There is no deductible for non-indemnifiable claims made against directors and officers. The cost of this insurance is approximately $452,000 annually.
Interest of Informed Persons in Material Transactions
In the normal course of our operations, we subcontract some manufacturing to Viking Engineering & Tool Co., 301 Bartlett Avenue, Toronto, ON, M6H 3G7, a company owned by the father and uncle of Joseph Cargnelli, a founder and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2007, this company invoiced us approximately $0.8 million. We believe that these transactions are, in respect of the Company, on no more favourable terms than similar transactions with unrelated third parties.
Interest of Directors and Executive Officers in Matters to Be Acted Upon
Except as described elsewhere in this proxy circular, none of our directors or executive officers, nor any of their known associates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Receipt of Shareholder Proposals for Next Annual Meeting
Any shareholder who intends to present a proposal at our 2009 annual meeting of shareholders must send the proposal to our Corporate Secretary at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal must be received by us no later than December 10, 2008, and must comply with Section 137 of the CBCA.
Additional Information
Financial information for the financial year ended December 31, 2007 is provided in our consolidated financial statements and MD&A, which are included in the Company’s annual report. Shareholders who wish to be added to the mailing list for the annual and interim unaudited financial statements and MD&A should contact the Company at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8.
Copies of our current AIF and of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; our most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any of our interim unaudited financial statements that have been filed for any period after the end of our most recently completed financial year; and this proxy circular are available to anyone, upon request, from our Corporate Secretary, and without charge to shareholders of the Company. The Company’s general telephone number is (905) 361-3660.
The annual report (including the consolidated financial statements and MD&A), the AIF and other information relating to the Company is available on the SEDAR website at www.sedar.com.

Approval
This proxy circular is dated as of March 10, 2008, and except as otherwise indicated, all the information contained in this proxy circular is given as of that date. Our Board of Directors has approved the contents and the distribution to shareholders of this proxy circular.
(signed)
Lawrence Davis
Chief Finance Officer and Corporate Secretary
March 10, 2008

CERTIFICATE
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 10, 2008

APPENDIX A
RESOLUTION TO APPROVE SHARE CONSOLIDATION
RESOLVED, AS A SPECIAL RESOLUTION, THAT:
(1)	The Company is hereby authorized to amend its articles of incorporation to provide that:
A.	the authorized capital of the Company is altered by consolidating all of the issued and outstanding common shares of the Company without par value on the basis of a consolidation ratio to be selected by the Company’s Board of Directors, in its sole discretion, provided that (i) the ratio may be no smaller than one post-consolidation share for every five pre-consolidation shares and no larger than one post-consolidation share for every 10 pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of common shares;

B.	in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and such fraction will be rounded down to the nearest whole number; and

C.	the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act or such other date indicated in the articles of amendment provided that, in any event, such date shall be prior to March 10, 2009.
(2)	Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute, or to cause to be executed, whether under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Canada Business Corporations Act, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.
(3)	Notwithstanding the foregoing, the directors of the Company are hereby authorized, without further approval of or notice to the shareholders of the Company, to revoke this special resolution at any time before a certificate of amendment is issued by the Director.

APPENDIX B
RESOLUTION TO CONFIRM THE AMENDMENT
OF SECTION 5.04 OF BY-LAW NO. 4
RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
(1)	By-Law No. 4 of the Company amended by a resolution of the Board of Directors as set forth below is hereby confirmed:

Section 5.04 is deleted in its entirety and replaced with the following:
5.04 Quorum. A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person or represented by proxy holding in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to vote at the meeting.

APPENDIX C
MANDATE OF THE BOARD OF DIRECTORS
INTRODUCTION
The term “Company” herein shall refer to Hydrogenics Corporation and the term “Board” shall refer to the Board of Directors of the Company.
The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.
Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.
QUALIFICATIONS OF DIRECTORS
A majority of the directors will be “independent”. No director will be deemed independent unless the Board affirmatively determines that the director has no material relationship with the Company, directly or as an officer, shareholder or partner of an organization that has a material relationship with the Company. The Board will observe all additional criteria for determining director independence pursuant to the rules of NASDAQ Global Market, the Toronto Stock Exchange, and other governing laws and regulations.
DUTIES OF DIRECTORS
The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Nomination and Corporate Governance Committee and the Human Resources and Compensation Committee. Only independent members may serve on any of the foregoing committees of the Board. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. Each of the standing committees of the Board will have its own charter. The charter will set forth the responsibilities of each committee, procedures of the committee and how the committee will report to the Board.
Directors must fulfill their responsibilities consistent with their fiduciary duty to the shareholders, in compliance with all applicable laws and regulations. Directors will also, as appropriate, take into consideration the interests of other stakeholders, including employees and the members of communities in which the Company operates.
In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to the following categories:
Appointment of Management
1.	The Board has the responsibility for approving the appointment of the Chief Executive Officer and all other officers of the Company and approving the compensation of the Chief Executive Officer, following a review of the recommendations of the Human Resources and Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and ensure that the CEO and other executive officers create a culture of integrity throughout the Company.
2.	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.
Board Organization
4.	The Board will respond to recommendations received from the Nomination and Corporate Governance Committee and the Human Resources and Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.
5.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.
6.	Non-management directors will meet in in-camera session as needed. Normally, such meetings will occur at the end of regularly scheduled Board meetings.
7.	The Board has the authority to hire independent legal, financial or other advisors as it deems necessary.
Strategic Planning
8.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.
9.	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.
10.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.
Monitoring of Financial Performance and Other Financial Reporting Matters
11.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

12.	The Board is responsible for:
a.	adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

b.	taking action when Company performance falls short of its goals or other special circumstances warrant.
13.	The Board shall be responsible for approving the audited consolidated financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.
14.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.
Risk Management
15.	The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.
16.	The Board is responsible for the Company’s internal control and management information systems.
Policies and Procedures
17.    The Board is responsible for:
a.	developing the Company’s approach to corporate governance and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

b.	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Company and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.
18.	The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.
19.	The Board is responsible for monitoring compliance with the Company’s Code of Ethics. Any waivers from the code that may be granted for the benefit of the Company’s directors or executive officers must be granted by the Board (or a Board committee) only.
Communications and Reporting
20.	The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

21.	The Board is responsible for:
a.	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

b.	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

c.	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

d.	reporting annually to shareholders on its stewardship for the preceding year; and

e.	overseeing the Company’s implementation of systems that accommodate feedback from stakeholders.

Position Descriptions
22.	The Board is responsible for:
a.	developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

b.	approving the corporate goals and objectives that the CEO is responsible for meeting; and

c.	developing a position description for the directors which sets out the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.
Orientation and Continuing Education
23.	The Board is responsible for:
a.	ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

b.	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.
Nomination of Directors
24.	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:
a.	considering what competencies and skills the Board, as a whole, should possess;

b.	assessing what competencies and skills each existing director possesses; and

c.	considering the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these responsibilities, the Board will consider the advice and input of the Nomination and Corporate Governance Committee.
25.	Director nominees shall be selected by a majority of the independent directors.
Board Evaluation
26.	The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review
27.	The Nomination and Corporate Governance Committee shall review and reassess the adequacy of this Mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary. The Nomination and Corporate Governance Committee will ensure that this Mandate or a summary that has been approved by the Nomination and Corporate Governance Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

APPENDIX D
COMMITTEE CHARTERS
Audit Committee Charter
      A. Purpose
The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company’s public accountants. The Audit Committee shall monitor (1) the integrity of the consolidated financial statements of the Company, (2) the Company’s compliance with legal and regulatory requirements, (3) the public accountants’ qualifications and independence, and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement.
      B. Committee Membership
The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the NASDAQ Global Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder. The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Nomination and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Audit Committee shall serve until their successors are appointed.
The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above. Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.
      C. Committee Authority and Responsibilities
The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants. The Audit Committee shall consult with management but shall not delegate these responsibilities. In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.
The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.
The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee’s own performance.

In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee. The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:
•	Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report.

•	Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or similar disclosures, prior to the filing of its quarterly report.

•	Review and discuss with management and the public accountants the financial information and financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•	Review and discuss with management and the public accountants, as applicable, (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management’s response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (f) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

•	Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•	Obtain and review a report from the public accountants at least annually regarding (a) the registered public accountants’ internal quality control procedures; (b) any material issues raised by the most recent quality-control review, or peer review, of the firm; or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (c) any steps taken to deal with any such issues; and (d) all relationships between the public accountants and the Company.

•	Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the registered public accountants and taking into account the opinions of management.

•	Ensure that the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002.

•	Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise).

•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•	Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

•	Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

•	Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.
      D. Limitations of Audit Committee’s Roles
While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the registered public accountants.
Human Resources and Compensation Committee Charter
A.	Purpose

The Human Resources and Compensation Committee shall: (i) assist the Board of Directors in ensuring that the necessary policies and processes are in place by which all employees of the Company, with special attention to the executive group, will be fairly and competitively compensated; and (ii) produce a report on executive compensation for inclusion in the Company’s proxy statement in accordance with applicable rules and regulations.

B.	Committee Membership and Procedure

The Committee shall consist of no fewer than three members. Each member of the Committee shall satisfy the independence requirements of applicable securities and exchange legislation and listing requirements and, if deemed appropriate from time to time, meet the definition of “non-employee director” under Rule 16b-3 under the Securities Exchange Act of 1934, and “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986. The Board shall appoint the members of the Committee annually, considering the recommendation of the Nomination and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Committee shall serve until their successors are appointed and qualify, and shall designate the Chairman of the Committee. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to such new member(s) satisfying the above requirements.

C.	Committee Authority and Responsibilities

The Committee shall:
•	Annually review and approve, on an aggregate basis, the total compensation of all employees of the Company and all subsidiaries of the Company.

•	Annually review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation.

•	Annually review the Chief Executive Officer’s evaluation of the performance of the other officers of the Company and such other senior management and key employees of the Company or any subsidiary of the Company as may be identified to the Committee by the Board (collectively, the “Designated Executives”) and review the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives.

•	Annually review, assess the competitiveness and appropriateness of and approve the compensation package of each of the Designated Executives.

•	Review and approve any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment.

•	Review and recommend to the Board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives.

•	In determining the long-term incentive component of the Chief Executive Officer’s and each Designated Executive’s compensation, consider the Company’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Company executives in past years.

•	Make recommendations to the Board with respect to incentive compensation and equity-based plans, and review and make recommendations with respect to the performance or operating goals for participants in such plans.

•	Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and have sole authority to approve the consultant’s fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

•	Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans.

•	Review and report to the Board on the appropriateness of the succession planning of the Company, including appointing, training and monitoring senior management.

•	Review the significant human resources policies, plans and programs of the Company to ensure that they are supportive of the Company’s near and long-term strategies.

•	Make regular reports to the Board.

•	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

•	Annually review its own performance.

•	Form and delegate authority to subcommittees when appropriate.

•	Undertake on behalf of, and in an advisory capacity to, the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.
Nomination and Corporate Governance Committee Charter
      A. Purpose
The Nomination and Corporate Governance Committee shall: (i) identify individuals qualified to become Board members, and recommend that the Board select the director nominees for the next annual meeting of shareholders; and (ii) develop and recommend to the Board the corporate governance guidelines and processes applicable to the Company.
      B. Committee Membership and Procedure
The Nomination and Corporate Governance Committee shall consist of no fewer than three members. Each member of the Committee shall satisfy the independence requirements of the NASDAQ Global Market, the Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder. The Board shall appoint the members of the Committee, considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Nomination and Corporate Governance Committee shall serve until their successors are appointed and qualify, and shall designate the Chairman of the Committee.
The Board shall have the power at any time to change the membership of the Nomination and Corporate Governance Committee and to fill vacancies in it, subject to such new member(s) satisfying the aforementioned independence requirements. Except as expressly provided in this Charter, the by-laws of the Company or the Board Guidelines, the Nomination and Corporate Governance Committee shall fix its own rules of procedure.
      C. Committee Authority and Responsibilities
•	The Committee shall develop qualification criteria for Board members, and actively seek, interview and screen individuals qualified to become Board members for recommendation to the Board in accordance with the Board Guidelines.

•	The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms.

•	The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

•	The Committee shall make regular reports to the Board.

•	The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

•	The Committee may form and delegate authority to subcommittees when appropriate.

•	The Committee shall annually receive comments from all directors and report annually to the Board with an assessment of the Board’s and individual’s performance.

•	The Committee shall develop and recommend to the Board a Code of Business Conduct and Ethics, and shall consider any requests for waivers from the Company’s Code of Business Conduct and Ethics. The Company shall make disclosure of such waivers to the Securities and Exchange Commission and, as required, to the exchanges on which the Company’s securities are listed for trading.

•	The Committee shall review annually, or more often if appropriate, the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the Board (including reporting to the Board), and make recommendations to the Board, as appropriate.

•	The Committee shall serve in an advisory capacity to the Board and Chairman of the Board on matters of organizational and governance structure of the Company and the conduct of the Board.